

May 22, 2015

Via E-mail
Mr. Felix R. Ehrat
Group General Counsel
Novartis AG
Lichtstrasse 35
4056 Basel, Switzerland

Re: **Novartis AG**
Form 20-F for Fiscal Year Ended December 31, 2014
Filed January 27, 2015
File No. 001-15024

Dear Mr. Ehrat:

We have reviewed your April 24, 2015 response to our March 30, 2015 letter and have the following comment.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Item 5. Operating and Financial Review and Prospects
Results of Operations, page 109

1. We have considered your response to prior comment one but continue to believe that you should amend your filing to remove the table on page 110, which makes no distinction between your continuing and discontinued operations.

Please contact Senior Staff Accountants Frank Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant